As filed with the Securities and Exchange Commission on April 13, 2018

Registration Statement No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SEASPAN CORPORATION

(Exact name of Registrant as specified in its charter)

Republic of the Marshall Islands	4412	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Seaspan Corporation

Unit 2, 2nd Floor

Bupa Centre

141 Connaught Road West

Hong Kong

China

(852) 2540-1686

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive office)

Puglisi & Associates

850 Library Avenue

Suite 204

Newark, Delaware 19711

(302) 738-6680

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

John Reiss, Esq.

Colin J. Diamond, Esq.

White & Case LLP

1221 Avenue of the Americas

New York, NY 10020

Tel: (212) 819-8200

Fax: (212) 354-8113

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective, as determined by market conditions.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☒

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act of 1933, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act of 1933, check the following box.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Class A common shares, par value $0.01 per share(3)	5,000,000	$6.8199	$34,099,500	$4,245

(1)	Pursuant to Rule 416 under the Securities Act, this registration statement shall also cover any additional securities to be offered or issued from stock splits, stock dividends, recapitalizations or similar transactions.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act. The price per share and the aggregate offering price are based upon the average of the high and low sales prices of the registrant’s Class A Common Shares ($6.9148 and $6.725) as reported on The New York Stock Exchange on April 6, 2018.

PROSPECTUS

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

5,000,000 Common Shares

Seaspan Corporation

With this prospectus, we are offering you the opportunity to participate in our dividend reinvestment and stock purchase plan (the “plan” or our “plan”), which commenced in May 2008 and which we amended in February 2015 to increase the number of common shares subject to the plan from 10 million to 15 million and in April 2018, with this prospectus, to increase the number of common shares subject to the plan from 15 million to 20 million. Our plan provides an economical and convenient way for current holders of our common shares to use their cash dividends to invest in additional common shares.

The plan allows you to:

•	reinvest all or part of your cash dividends in our common shares without paying any brokerage commission or service charge, and, at certain times, at a discount to market price;

•	deposit shares of our stock in the plan for safekeeping; and

•	sell the shares you hold in the plan.

This prospectus relates to our common shares purchased under the plan as of the date hereof. The price for such shares will be calculated pursuant to the terms of the plan as described herein.

Our common shares are listed on The New York Stock Exchange under the symbol “SSW.”

We cannot estimate anticipated proceeds from sales of our common shares pursuant to the plan, which will depend upon the market price of our common shares, the extent of shareholder participation in the plan and other factors. We will not pay underwriting commissions in connection with the plan but will incur costs estimated at approximately $60,000 in connection with this offering.

Investing in our common shares involves a high degree of risk. Please read the risk factors contained in our Annual Report on Form 20-F, filed with the SEC on March 6, 2018, as updated by our Report of Foreign Private Issuer on Form 6-K furnished to the SEC on April 13, 2018 and other documents incorporated by reference herein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

April 13, 2018

You should rely only on the information contained in this prospectus, any prospectus supplement, any related free writing prospectus and the documents incorporated by reference into this prospectus. We have not authorized anyone else to give you different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We are not offering these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus, any prospectus supplement or any related free writing prospectus, as well as the information we file with the U.S. Securities and Exchange Commission, or SEC, that is incorporated by reference into this prospectus, is accurate as of any date other than its respective date. We will disclose material changes in our affairs in an amendment to this prospectus, a prospectus supplement, a free writing prospectus or a future filing with the SEC incorporated by reference into this prospectus.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form F-3 we filed with the SEC using a shelf registration process. Under the shelf registration process, we may sell the common shares described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer.

Unless otherwise indicated, references in this prospectus to “Seaspan,” the “Company,” “we,” “us” and “our” and similar terms refer to Seaspan Corporation and/or one or more of its subsidiaries, except that those terms, when used in this prospectus in connection with the common shares described herein, shall mean Seaspan Corporation. References to “our Manager” are to Seaspan Management Services Limited and its wholly owned subsidiaries which provide us with all of our technical, administrative and strategic services. In January 2012, we acquired our Manager.

Unless otherwise indicated, all references in this prospectus to “dollars” and “$” are to, and amounts are presented in, U.S. Dollars, and financial information presented in this prospectus is prepared in accordance with accounting principles generally accepted in the United States (U.S. “GAAP”).

The information in this prospectus is accurate as of its date. You should read carefully this prospectus, any prospectus supplement, and the additional information described below under the headings “Where You Can Find More Information” and “Incorporation of Documents by Reference.”

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-3 regarding the securities covered by this prospectus. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the securities offered in this prospectus, you may wish to review the full registration statement, including its exhibits. In addition, we file annual, quarterly and other reports with and furnish information to the SEC. You may inspect and copy any document we file with or furnish to the SEC at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549-2736. Copies of this material can also be obtained upon written request from the Public Reference Section of the SEC at that address, at prescribed rates, or from the SEC’s web site at www.sec.gov free of charge. Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms. You can also obtain information about us at the offices of The New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

As a foreign private issuer, we are exempt under the Securities Exchange Act of 1934, or the Exchange Act, from, among other things, certain rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal security-holders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, including the filing of quarterly reports on Form 10-Q or current reports on Form 8-K. However, we intend to make available quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each fiscal year.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus information that we file with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to other documents filed separately with the SEC. The information incorporated by reference is an important part of this prospectus. Information that we later provide to the SEC, and which is deemed to be “filed” with the SEC, automatically will update information previously filed with the SEC, and may replace information in this prospectus.

We incorporate by reference into this prospectus the documents listed below:

•	our Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed with the SEC on March 6, 2018;

•	all subsequent Annual Reports on Form 20-F filed after effectiveness of the registration statement and prior to the time that all of the securities offered by this prospectus have been sold or de-registered;

•	Reports of Foreign Private Issuer on Form 6-K furnished to the SEC on March 6, 2018, March 14, 2018, March 30, 2018, April 9, 2018 and April 13, 2018;

•	any subsequent Reports of Foreign Private Issuer on Form 6-K furnished to the SEC after the date of the initial registration statement and prior to effectiveness of the registration statement, and after effectiveness of the registration statement and prior to the time that all of the securities offered by this prospectus have been sold or de-registered, in each case, that we identify in such Reports as being incorporated by reference into the registration statement of which this prospectus is a part; and

•	the description of our Class A common shares contained in our Registration Statement on Form 8-A filed on August 2, 2005, and amended on March 31, 2011, including any subsequent amendments or reports filed for the purpose of updating such description.

These reports contain important information about us, our financial condition and our results of operations.

You may obtain any of the documents incorporated by reference into this prospectus from the SEC through its public reference facilities or its website at the addresses provided above. You also may request a copy of any document incorporated by reference into this prospectus (excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference into this document), at no cost, by visiting our website at www.seaspancorp.com, or by writing or calling us at the following address:

Seaspan Corporation

Unit 2, 2nd Floor

Bupa Centre

141 Connaught Road West

Hong Kong

China

(852) 2540-1686

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with any information. You should not assume that the information incorporated by reference or provided in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of each document.

SEASPAN CORPORATION

We are a leading independent charter owner and manager of containerships, which we charter primarily pursuant to long-term, fixed-rate time charters with major container liner companies. As of April 1, 2018, we operated a fleet of 108 containerships and have entered into contracts for the purchase of an additional four newbuilding containerships which have scheduled delivery dates through the second quarter of 2018. Our four newbuilding containerships will commence operation under long-term, fixed-rate charters upon delivery. As of April 1, 2018, the average age of the 108 vessels in our operating fleet was approximately five years, on a TEU weighted basis.

On March 13, 2018, we acquired (the “GCI Acquisition”) the remaining 89% equity interest of Great China Intermodal Investments LLC (“GCI”) we did not already own from affiliates of the Carlyle Group and the minority owners of GCI. Through the GCI Acquisition, we increased our fleet by 18 modern containerships, two of which are newbuild vessels scheduled for delivery during the second quarter of 2018. We managed each of the 16 operating vessels pursuant to charters prior to the GCI Acquisition.

We are a Marshall Islands corporation incorporated on May 3, 2005. We maintain our principal executive offices at Unit 2, 2nd Floor, Bupa Centre, 141 Connaught Road West, Hong Kong, China. Our telephone number is (852) 2540-1686. We maintain a website at www.seaspancorp.com. The information on our website is not part of this prospectus, and you should rely only on the information contained in this prospectus, any prospectus supplement and the documents incorporated by reference herein or therein when making a decision whether to invest in our securities.

FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical fact, included in or incorporated by reference into this prospectus and any prospectus supplements are forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business, and the markets in which we operate. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “will,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue” or the negative of these terms or other comparable terminology.

Forward-looking statements are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events affecting us. Forward-looking statements are subject to risks, uncertainties and assumptions, including those risks discussed in “Risk Factors” set forth in this prospectus and those risks discussed in other reports we file with the SEC and that are incorporated into this prospectus by reference, including, without limitation, our Annual Report on Form 20-F. The risks, uncertainties and assumptions involve known and unknown risks and are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. In addition, we cannot assess the effect of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

USE OF PROCEEDS

We will receive proceeds from the sale of common shares that the plan administrator purchases directly from us. We will not receive proceeds from the sale of common shares that the plan administrator purchases in the open market or in privately negotiated transactions. We cannot estimate anticipated proceeds from sales of our common shares pursuant to the plan, which will depend upon the market price of our common shares, the extent of shareholder participation in the plan and other factors. We intend to use proceeds we receive from the sale of our common shares offered by this prospectus for general corporate purposes, including capital expenditures (such as vessel acquisitions), repayment of indebtedness and working capital.

THE DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

The following questions and answers explain and constitute our Dividend Reinvestment and Stock Purchase Plan, which we refer to as the “plan” and became effective May 29, 2008. In February 2015, we increased the number of our common shares subject to the plan from 10 million to 15 million and in April 2018, with this prospectus, we have increased the number of our common shares subject to the plan from 15 million to 20 million. If you decide not to participate in the plan, you will receive cash dividends, as declared and paid in the usual manner.

The plan is open to existing shareholders of Seaspan Corporation and investors who become shareholders of Seaspan Corporation in the future.

Existing shareholders are either “record owners” or “beneficial owners.” You are a record owner if you own common shares in your own name. You are a beneficial owner if you own common shares that are registered in a name other than your own name (for example, the shares are held in the name of a broker, bank or other nominee). A record owner may participate directly in the plan. If you are a beneficial owner, however, you will either have to become a record owner by having one or more shares transferred into your name or coordinate your participation through the broker, bank or other nominee in whose name your shares are held.

PURPOSE

1.	What is the purpose of the plan?

The primary purpose of the plan is to provide shareholders with an economical and convenient way to increase their investment in Seaspan Corporation. Shareholders are permitted to invest cash dividends in common shares without paying any brokerage commission or service charge and, at certain times, at a discount from the Market Price (as described in Question 14). Please read Question 14 with respect to the purchase price for common shares purchased under the plan.

The plan is primarily intended for the benefit of long-term investors, and not for the benefit of individuals or institutions who engage in short-term trading activities that could cause aberrations in the overall trading volume of our common shares. From time to time, financial intermediaries may engage in positioning transactions in order to benefit from the discount from the Market Price for common shares acquired through the reinvestment of dividends under the plan. These transactions may cause fluctuations in the trading volume of our common shares. We reserve the right to modify, suspend or terminate participation in the plan by otherwise eligible holders of common shares in order to eliminate practices which are not consistent with the purposes of the plan.

OPTIONS AVAILABLE TO PARTICIPANTS

Information on how to participate in the plan is set forth in Questions 5 through 13.

2.	What are my investment options under the plan?

Shareholders may elect to have all, a portion or none of their cash dividends paid on their common shares automatically reinvested in common shares through the dividend reinvestment program. Cash dividends are paid on common shares when and as declared by our board of directors, generally on a quarterly basis. Subject to the availability of common shares registered for issuance under the plan, there is no limitation on the amount of dividends you may reinvest under the dividend reinvestment program.

3.	How can I change my investment options?

You may change your investment options at any time by requesting a new authorization form and returning it to the plan administrator at the address set forth in Question 7. Any authorization form which is returned to the plan administrator to change your investment options will be effective in accordance with the schedule described in Question 11.

ADVANTAGES AND DISADVANTAGES

4.	What are the advantages and disadvantages of the plan?

Before deciding whether to participate in the plan, you should consider the following advantages and disadvantages of the plan.

Advantages

•	The plan provides you with the opportunity to reinvest cash dividends paid on all or a portion of common shares that you hold toward the purchase of additional common shares. Dividend reinvestments made directly through us are eligible for a discount of up to 5% from the average of the high and low sales prices on the applicable investment date.

•	There are no costs associated with the plan that you must pay, except for certain costs if you decide to sell common shares you purchased through the plan or terminate your participation in the plan (please read Questions 23 and 24 for a description of these costs). You will not pay brokerage commissions or service fees to reinvest your dividends through the plan.

•	As noted above, you will have the convenience of having all or a portion of your cash dividends automatically reinvested in additional common shares. In addition, since the plan administrator will credit fractional common shares to your plan account, you will receive full investment of your dividends. (Please read Questions 15 and 20.)

•	You will have the option of having your stock certificates held for safekeeping by the plan administrator for a one-time charge of $7.50, insuring your protection against loss, theft or destruction of the certificates representing your common shares.

•	You will simplify your record keeping by receiving periodic statements which will reflect all current activity in your plan account, including dividend reinvestments, sales and latest balances. (Please read Question 19.)

•	At any time, you may direct the plan administrator to sell or transfer all or a portion of the common shares held in your plan account. Sales of common shares credited to your plan account may be sold as often as daily but at least within five (5) business days of receipt. (Please read Question 23.)

Disadvantages

•	No interest will be paid by us or the plan administrator on dividends held pending reinvestment or investment.

•	You may not know the actual number of common shares that you have acquired through the plan until after the investment date.

•	Your participation in the dividend reinvestment program generally will result in your being treated, for U.S. federal income tax purposes, as having received a distribution equal to the fair market value of the common shares on the dividend payment date. The fair market value of the common shares on the dividend payment date may be higher or lower than the Market Price or the “average price per share,” as applicable, used to determine the number of common shares acquired pursuant to the plan. The distribution will be includable in your income as a taxable dividend to the extent of our earnings and profits for U.S. federal income tax purposes even though no cash will have been received to pay any tax that becomes due. (Please read “Certain Material United States Federal Income Tax Considerations.”)

•	Sales of common shares credited to your plan account will involve a nominal fee per transaction to be deducted from the proceeds of the sale by the plan administrator (if you request the plan administrator to make such sale), plus any brokerage commission and any applicable stock transfer taxes on the sales. (Please read Question 23.)

•	Because the purchase price for stock purchased directly from us under the plan is based on the sales price over the five (5) trading days prior to the investment date, it is possible that the actual price you pay for common shares acquired under the plan may be higher than the amount for which the common shares could have been purchased in the open market on the investment date.

•	You cannot pledge common shares deposited in your plan account until the shares are withdrawn from the plan.

ADMINISTRATION AND PLAN ADMINISTRATOR

5.	Who administers the plan?

We have appointed American Stock Transfer & Trust Company, LLC to be the plan administrator.

6.	What are the responsibilities of the plan administrator?

The plan administrator’s responsibilities include:

•	administration of the plan;

•	acting as your agent;

•	keeping records of all plan accounts;

•	sending statements of activity to each participant;

•	purchasing and selling, on your behalf, all common shares under the plan; and

•	the performance of other duties relating to the plan.

Holding Shares. The plan administrator will hold any shares you choose to enroll in the dividend reinvestment program and will register them in the plan administrator’s name (or that of its nominee) as your agent.

Receipt of Dividends. As record holder for the plan shares, the plan administrator will credit the dividends accrued on your plan shares as of the dividend record date to your plan account on the basis of whole or fractional plan shares held in such account and will automatically reinvest such dividends in additional common shares. Any remaining portion of cash dividends not designated for reinvestment will be sent to you.

Other Responsibilities. The plan administrator also acts as dividend disbursing agent, transfer agent and registrar for our common shares. If the plan administrator resigns or otherwise ceases to act as the plan administrator, we will appoint a new plan administrator to administer the plan.

7.	How do I contact the plan administrator?

You should send all transaction requests to the plan administrator at:

American Stock Transfer & Trust Company, LLC

Wall Street Station

P.O. Box 922

New York, New York 10269-0560

You should send all correspondence to the plan administrator at:

American Stock Transfer & Trust Company, LLC

6201 Fifteenth Avenue

Brooklyn, New York 11219

Please mention Seaspan Corporation and this plan in all correspondence. In addition, you may call the plan administrator at (866) 665-2272 or contact the plan administrator via the Internet at www.amstock.com.

PARTICIPATION

8.	Who is eligible to participate?

The following persons are eligible to participate in the plan:

Record Owners. All record owners (shareholders whose shares are held in their name on the records kept by our transfer agent) of common shares are eligible to participate directly in this plan.

Beneficial Owners. Beneficial owners (shareholders whose shares are held in the name of a broker, bank or other nominee on the records kept by our transfer agent) of common shares may participate in two ways. A beneficial owner may participate directly by becoming a record owner by having one or more shares transferred into his or her name from that of the applicable broker, bank or other nominee. Alternatively, a beneficial owner may seek to arrange with the broker, bank or other nominee that is the record owner of his or her shares to participate on the beneficial owner’s behalf.

9.	Are there limitations on participation in the plan other than those described above?

Foreign Law Restrictions. You may not participate in the plan if it would be unlawful for you to do so in the jurisdiction where you are a citizen or reside. If you are a citizen or resident of a country other than the United States, you should confirm that by participating in the plan you will not violate local laws governing, among other things, taxes, currency and exchange controls, stock registration and foreign investments.

Exclusion from Plan for Short-Term Trading or Other Practices. You should not use the plan to engage in short-term trading activities that could change the normal trading volume of the common shares. If you do engage in short-term trading activities, we may prevent you from participating in the plan. We reserve the right to modify, suspend or terminate participation in the plan, by otherwise eligible holders of common shares, in order to eliminate practices which we determine, in our sole discretion, are not consistent with the purposes or operation of the plan or which may adversely affect the price of the common shares.

Restrictions at Our Discretion. In addition to the restrictions described above, we reserve the right to prevent you from participating in the plan for any other reason. We have the sole discretion to exclude you from or terminate your participation in the plan.

10.	How do I enroll in the plan?

Record Owners. Record owners may join the plan by completing and signing an authorization form (please read Question 12) and returning it to the plan administrator, or by following the enrollment procedures specified on the plan administrator’s website at www.amstock.com. Authorization forms may be obtained at any time by written request, by contacting the plan administrator at the address and telephone number provided in Question 7, or via the Internet at the plan administrator’s website at www.amstock.com.

Beneficial Owners. A beneficial owner may request that the number of shares the beneficial owner wishes to be enrolled in the plan be registered by the broker, bank or other nominee in the beneficial owner’s own name as record owner in order to participate directly in the plan. Alternatively, beneficial owners who wish to join the plan may instruct their broker, bank or other nominee to arrange participation in the plan on the beneficial owner’s behalf. The broker, bank or other nominee should then make arrangements with its securities depository, and the securities depository will provide the plan administrator with the information necessary to allow the beneficial owner to participate in the plan.

To facilitate participation by beneficial owners, we have made arrangements with the plan administrator to reinvest dividends by record holders such as brokers, banks and other nominees, on behalf of beneficial owners. If you are an interested beneficial owner, be sure that your broker, bank or other nominee passes along the proceeds of any applicable discount to your account.

Alternatively, a beneficial owner may simply request that the number of shares the beneficial owner wishes to be enrolled in the plan be re-registered by the broker, bank or other nominee in the beneficial owner’s own name as record owner in order to participate directly in the plan.

Non-Shareholders. A non-shareholder must first become a record owner before becoming eligible to participate in the plan.

11.	When will my participation in the plan begin?

If your authorization form (please read Question 12) is received by the plan administrator by the record date established for a particular dividend, reinvestment will commence with that dividend. If your authorization form is received after the record date established for a particular dividend, reinvestment will begin on the dividend payment date following the next record date if you are, or your broker, bank or other nominee is, still a record owner on such record date.

Once you enroll in the plan, you will remain enrolled in the plan until you withdraw from the plan, we terminate your participation in the plan or we terminate the plan.

12.	What does the authorization form provide?

The authorization form appoints the plan administrator as your agent and directs us to pay to the plan administrator, on the applicable record date, the cash dividends on your common shares that are enrolled in the dividend reinvestment program, including all whole and fractional common shares that are subsequently credited to your plan account, as they are added with each reinvestment. These cash dividends with respect to shares enrolled in the dividend reinvestment program will be automatically reinvested by the plan administrator in common shares. Any remaining cash dividends with respect to shares not enrolled in the dividend reinvestment program will be paid directly to you.

The authorization form provides for the purchase of additional common shares through the following investment options:

•	“Full Dividend Reinvestment” – This option directs the administrator to reinvest cash dividends on all of the common shares owned by you then or in the future into additional common shares.

•	“Partial Dividend Reinvestment” – This option directs the administrator to reinvest cash dividends paid on a specified number of common shares owned by you into additional common shares. We will continue to pay you cash dividends on shares that you own for which you do not elect dividend reinvestment, when and if such dividends are declared by our board of directors.

Unless you designate a specific amount of your shares for enrollment in the dividend reinvestment program, you will be enrolled as having selected the full dividend reinvestment option. In addition, if you return a properly executed authorization form to the plan administrator without electing an investment option, you will be enrolled as having selected the full dividend reinvestment option.

You may select any one of the options desired, and the designated options will remain in effect until you specify otherwise by indicating a different option on a new authorization form, by withdrawing some or all shares from the plan in favor of receiving cash dividends or in order to sell your common shares, or until the plan is terminated.

13.	What does the plan administrator’s website provide?

Instead of submitting an authorization form (please read Question 12), you can participate in the plan by accessing the plan administrator’s website at www.amstock.com. You may do the following online:

•	enroll or terminate your participation in the plan;

•	sell common shares;

•	request a stock certificate for non-fractional common shares held in your plan account; and

•	view your account history and balances.

PURCHASES AND PRICES OF SHARES

14.	What will be the price of shares purchased under the plan?

Purchase Price and Discounts. The purchase price of common shares under the plan depends on whether we issue new shares to you or the plan administrator obtains your shares by purchasing them in the open market, and whether any discount is being offered by us at the time of the applicable common share purchase.

We may offer a discount off of the Market Price (as determined below) on shares purchased directly from us, which discount may not exceed 5% of the average of the high and low sales prices on the applicable investment date. The discount rate is set by our board of directors, and we are currently offering a discount of 3%. We may change or discontinue such discount rate at any time and without notice to the plan participants after we review current market conditions, the level of participation in the plan and our current projected capital needs. The purchase price for common shares acquired directly from us will be the Market Price of the common shares less any discount that we may elect to offer, but in no event will the discount exceed 5% of the average of the high and low sales prices on the applicable investment date.

The purchase price for common shares that the plan administrator purchases from parties other than us, either in the open market or in privately negotiated transactions, will be 100% of the “average price per share” actually paid by the plan administrator, excluding any brokerage commissions. We are not required to provide any notice to you as to the source of the common shares to be purchased under the plan.

Determination of “Market Price” and “Average Price Per Share.” For purposes of the calculation of the purchase price for shares purchased directly from us, “Market Price” is equal to the average of the daily high and low sales prices, computed to four decimal places, of our common shares on The New York Stock Exchange, as reported in The Wall Street Journal, during the five (5) days on which The New York Stock Exchange is open and for which trades in our common shares are reported immediately preceding the investment date, or, if no trading occurs in our common shares on one or more of such days, for the five (5) days immediately preceding the investment date for which trades are reported.

For purposes of the calculation of the purchase price for shares purchased from parties other than us, either on the open market or in privately negotiated transactions, “average price per share” is equal to the weighted average of the actual prices paid, computed to four decimal places, for all of the common shares purchased with all participants’ reinvested dividends.

Plan Administrator’s Control of Purchase Terms. When open market purchases are made by the plan administrator, these purchases may be made on any securities exchange where our common shares are traded, in the over-the-counter market or by negotiated transactions, and may be subject to the terms with respect to price, delivery and other matters to which the plan administrator agrees. We do not, and you will not, have any authorization or power to direct the time or price at which shares will be purchased or the selection of the broker or dealer through or from whom purchases are to be made by the plan administrator. However, when open market purchases are made by the plan administrator, the plan administrator will use its reasonable efforts to purchase the shares at the lowest possible price.

15.	How will the number of shares purchased for my account be determined?

Your account will be credited with the number of shares, including fractions computed to three decimal places, equal to the total amount to be invested on your behalf, divided by the applicable price per share, calculated pursuant to the methods described above, as applicable.

The total amount to be invested will depend on the amount of any dividends paid on the number of shares you own and have designated for reinvestment. Subject to the availability of common shares registered for issuance under the plan, there is no total maximum number of shares available for issuance pursuant to the reinvestment of dividends.

The amount of reinvested dividends to be invested will be reduced by any amount we are required to deduct for federal tax withholding purposes.

16.	What is the source of common shares purchased under the plan?

The plan administrator will purchase common shares either directly from us or from parties other than us, either on the open market or through privately negotiated transactions, or by a combination of the foregoing. We will determine the source of the common shares to be purchased under the plan after a review of current market conditions and our current and projected capital needs. We and the plan administrator are not required to provide any prior notice to you as to the source of the common shares to be purchased under the plan.

17.	What are investment dates and when will dividends be invested?

Shares purchased under the plan will be purchased on the “investment date.” The investment date will be (a) if acquired directly from us, the quarterly dividend payment date declared by our board of directors or (b) in the case of open market purchases, as soon as practicable following the date or dates of actual investment.

For the reinvestment of dividends, the record date is the record date declared by our board of directors for that dividend. Likewise, the dividend payment date declared by the board of directors constitutes the investment date. We historically have paid quarterly dividends in or around February, May, August and November. We cannot assure you that we will pay dividends according to this schedule in the future, and nothing contained in the plan obligates us to do so. Neither we nor the plan administrator will be liable when conditions, including compliance with the rules and regulations of the SEC, prevent the plan administrator from buying common shares or interfere with the timing of purchases. We pay dividends as and when declared by our board of directors. We cannot assure you that we will declare or pay a dividend in the future, and nothing contained in the plan obligates us to do so. The plan does not represent a guarantee of future dividends.

Shares will be allocated and credited to your plan accounts on the appropriate investment date.

No interest will be paid on cash dividends pending investment or reinvestment under the terms of the plan.

18.	Will I incur expenses in connection with my participation under the plan?

You will not pay brokerage commissions or service fees to purchase common shares through the plan. We will pay all other costs of administration of the plan. However, if you request that the plan administrator sell all or any portion of your shares or if you terminate your participation in the plan, you will incur fees as described under Questions 23 and 24, below. Additionally, if you elect to send certificates for any other of our common shares that you own to the plan administrator for safekeeping, you will incur a one-time fee of $7.50 for this service. This fee will be waived by the plan administrator if you are selling your certificated shares at the same time you are committing shares with the plan administrator for safekeeping.

REPORTS TO PARTICIPANTS

19.	How will I keep track of my investments?

You will receive a statement of your account following each purchase of additional shares. This detailed statement will provide you with the following information with respect to your plan account:

•	price paid per common share;

•	total number of common shares purchased, including fractional shares;

•	date of stock purchases; and

•	total number of common shares in your plan account.

You should retain these statements to determine the tax cost basis of the shares purchased for your account under the plan. In addition, you will receive copies of other communications sent to our shareholders, including our annual report to shareholders, the notice of annual meeting and proxy statement in connection with our annual meeting of shareholders and the U.S. Internal Revenue Service (the “IRS”) information for reporting dividends paid.

You can also view your account history and balance online by accessing the plan administrator’s website at www.amstock.com.

DIVIDENDS ON FRACTIONS OF SHARES

20.	Will I be credited with dividends on fractions of shares?

Yes. Any fractional share held in your plan account (please read Question 15) that has been designated for participation in the dividend reinvestment program of the plan will receive a proportionate amount of any dividend declared on our common shares.

CERTIFICATES FOR SHARES

21.	Will I receive certificates for shares purchased?

Safekeeping of Certificates. Normally, common shares purchased for you under the plan will be held in the name of the plan administrator or its nominee. The plan administrator will credit the shares to your plan account in “book-entry” form. This service protects against loss, theft or destruction of certificates evidencing common shares.

You may also elect to deposit with the plan administrator certificates for other common shares that you own and that are registered in your name for safekeeping under the plan for a one-time fee of $7.50. This fee will be waived by the plan administrator if you are selling your certificate shares at the same time you are committing shares with the plan administrator for safekeeping. The plan administrator will credit the common shares represented by the certificates to your account in “book-entry” form and will combine the shares with any whole and fractional shares then held in your plan account. In addition to protecting against the loss, theft or destruction of your certificates, this service is convenient if and when you sell common shares through the plan. Because you bear the risk of loss in sending certificates to the plan administrator, you should send certificates by registered mail, return receipt requested, and properly insured to the address specified in Question 7 above.

Issuance of Certificates. No certificates will be issued to you for shares in the plan unless you submit a written request to the plan administrator or until your participation in the plan is terminated. At any time, you may request the plan administrator to send a certificate for some or all of the whole shares credited to your account. This request should be mailed to the plan administrator at the address set forth in the answer to Question 7 or made via www.amstock.com. There is no fee for this service. Any remaining whole shares and any fraction of a share will remain credited to your plan account. Certificates for fractional shares will not be issued under any circumstances.

22.	In whose name will certificates be registered when issued?

Your plan account will be maintained in the name in which your certificates were registered at the time of your enrollment in the plan. Stock certificates for those shares purchased under the plan will be similarly registered when issued upon your request. If your shares are held through a broker, bank or other nominee, such request must be placed through your broker, bank or other nominee.

SALE OF SHARES

23.	How do I sell shares held in my plan account?

You may contact the plan administrator to sell all or any part of the shares held in your plan account. After receipt of your request, the plan administrator will sell the shares through a designated broker or dealer. The plan administrator will mail to you a check for the proceeds of the sale, less applicable brokerage commissions, service charges and any taxes. The plan administrator will sell shares as often as daily but at least within five (5) business days of receipt of the sale request, at then current market prices through one or more brokerage firms. If you sell or transfer only a portion of the shares in your plan account, you will remain a participant in the plan and may continue to reinvest dividends. If you have elected to have your dividends reinvested, the plan administrator will continue to reinvest the dividends on the shares credited to your account unless you notify the plan administrator that you wish to withdraw from the plan.

The plan requires you to pay all costs associated with the sale of your shares under the plan. You will receive the proceeds of the sale, less a $15.00 service fee per transaction and a $0.10 per share brokerage commission paid to the plan administrator and any other applicable fees.

If the plan administrator sells all shares held in your plan account, the plan administrator will automatically terminate your account. In this case, you will have to complete and file a new authorization form to rejoin the plan.

WITHDRAWALS AND TERMINATION

24.	When may I withdraw from the plan?

You may withdraw from the plan with respect to all or a portion of the shares held in your plan account at any time. If the request to withdraw is received prior to a dividend record date set by our board of directors for determining shareholders of record entitled to receive a dividend, the request will be processed on the first business day following receipt of the request by the plan administrator.

If the request to withdraw from the plan is received by the plan administrator at least three (3) business days prior to the dividend payable date, then that dividend will be paid out in cash to the participant. However, if the request to withdraw from the plan is received less than three (3) business days prior to the dividend payable date, then that dividend will be reinvested. However, all subsequent dividends will be paid out in cash on all balances. There is a $15.00 service fee and $0.10 per share commission for terminating your participation in the plan.

25.	How do I withdraw from the plan?

If you wish to withdraw from the plan with respect to all or a portion of the shares in your plan account, you must notify the plan administrator in writing at its mailing address or via its Internet address specified in the answer to Question 7 by utilizing the stub attached to our statement. Upon your withdrawal from the plan or our termination of the plan, certificates for the appropriate number of whole shares credited to your account under the plan will be issued free of charge. A cash payment will be made for any fraction of a share. You will be charged a $15.00 fee and a $0.10 per share commission.

Upon withdrawal from the plan, you may also request in writing that the plan administrator sell all or part of the shares credited to your plan account. (Please read Question 24.)

OTHER INFORMATION

26.	May shares in my account be pledged?

You may not pledge any of the common shares in your plan account. Any attempted pledge of these shares will be void. If you wish to pledge shares, you must first withdraw them from the plan.

27.	What happens if Seaspan declares a dividend payable in shares or declares a share split?

Any dividend payable in shares and any additional shares distributed by us in connection with a share split in respect of shares credited to your plan account will be added to that account. Share dividends or split shares which are attributable to shares registered in your own name and not in your plan account will be mailed directly to you as in the case of shareholders not participating in the plan.

Transaction processing may be curtailed or suspended until the completion of any stock dividend, stock split or similar corporate action.

28.	How will shares held by the plan administrator be voted at meetings of shareholders?

If you are a record owner, you will receive a proxy card covering both directly held shares and shares held in the plan. If you hold your shares through a broker, bank or other nominee, you should receive a proxy covering shares held in the plan from your broker, bank or other nominee.

If a proxy is returned properly signed and marked for voting, all of the shares covered by the proxy will be voted as marked. If a proxy is returned properly signed but no voting instructions are given, all of your shares will be voted in accordance with recommendations of our board of directors, unless applicable laws require otherwise. If the proxy is not returned, or if it is returned unexecuted or improperly executed, shares registered in your name may be voted only by you and only in person.

29.	What are Seaspan’s responsibilities and those of the plan administrator under the plan?

Neither we, nor our Manager, nor any of our or our Manager’s agents, nor the plan administrator, will be liable in administering the plan for any act done in good faith or required by applicable law or for any good faith omission to act, including, without limitation, any claim of liability (a) arising out of failure to terminate your account upon your death or judgment of incompetence prior to the plan administrator’s receipt of notice in writing of such death or judgment of incompetence, (b) with respect to the price at which shares are purchased or sold and/or the times when such purchases or sales are made, or (c) relating to any fluctuation in the market value of the common shares.

Neither we, nor our Manager, nor any of our or our Manager’s agents, nor the plan administrator, will have any duties, responsibilities or liabilities other than those expressly set forth in the plan or as imposed by applicable laws, including federal securities laws. Since the plan administrator has assumed all responsibility for administering the plan, we specifically disclaim any responsibility for any of the plan administrator’s actions or inactions in connection with the administration of the plan. Neither we, nor our Manager nor any of our or its directors, officers, employees or shareholders will have any personal liability under the plan.

We, our Manager, any of our or our Manager’s agents and the plan administrator will be entitled to rely on completed forms and the proof of due authority to participate in the plan, without further responsibility of investigation or inquiry.

30.	What will be my responsibilities under the plan?

You should notify the plan administrator promptly in writing of any change of address. The plan administrator will address account statements and other communications to you at the last address of record you provide to the plan administrator.

You will have no right to draw checks or drafts against your plan account or to instruct the plan administrator with respect to any common shares or cash held by the plan administrator except as expressly provided herein.

31.	May the plan be changed or discontinued?

Yes. We may suspend, terminate, or amend the plan at any time in our sole discretion. Notice will be sent to you of any suspension or termination, or of any amendment that alters the plan terms and conditions, as soon as practicable after we take such an action. We may also substitute another agent in place of the current plan administrator at any time; you will be promptly informed of any such substitution. We will determine any questions of interpretation arising under the plan and any such determination will be final.

32.	Are there any risks associated with the plan?

Your investment in shares held in your plan account is no different from your investment in shares held directly. Neither we nor the plan administrator can assure you a profit or protect you against a loss on the shares that you purchase. You bear the risk of any loss and enjoy the benefits of any gain from market price changes with respect to such shares. You should read carefully the risk factors described in our filings with the SEC before investing in our common shares.

33.	How will you interpret and regulate the plan?

We will interpret, regulate and take any other action in connection with the plan that we deem reasonably necessary to carry out the plan. We may adopt rules and regulations to facilitate the administration of the plan. As a participant in the plan, you will be bound by any actions taken by us or the plan administrator.

34.	What law governs the plan?

The terms and conditions of the plan and its operation will be governed by the laws of the Republic of the Marshall Islands.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of material U.S. federal income tax considerations that may be relevant to prospective U.S. Holders (as defined below) that participates in the plan (a “U.S. Participant”) and, unless otherwise noted in the following discussion, is the opinion of White & Case LLP, our U.S. counsel, insofar as it relates to matters of U.S. federal income tax law and legal conclusions with respect to those matters. The opinion of our counsel is dependent on the accuracy of representations made by us to them, including descriptions of our operations contained herein.

This discussion is based upon the provisions of the Code, applicable U.S. Treasury Regulations promulgated thereunder, legislative history, judicial authority and administrative interpretations, as of the date of this prospectus, all of which are subject to change, possibly with retroactive effect, or are subject to different interpretations. Changes in these authorities may cause the U.S. federal income tax considerations to vary substantially from those described below.

This discussion does not comment on all aspects of U.S. federal income taxation that may be important to certain shareholders in light of their particular circumstances, such as shareholders subject to special tax rules (e.g., financial institutions, regulated investment companies, real estate investment trusts, insurance companies, traders in securities that have elected the mark-to-market method of accounting for their securities, holders whose “functional currency” is not the U.S. dollar, holders who own, directly, indirectly or constructively, 10% or more of the total combined voting power or value of all classes of our stock, persons liable for alternative minimum tax, broker-dealers, tax-exempt organizations, or former citizens or long-term residents of the United States) or shareholders that will hold our common shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, all of whom may be subject to U.S. federal income tax rules that differ significantly from those summarized below. If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common shares, the tax treatment of its partners generally will depend upon the status of the partner and the activities of the partnership. Partners in partnerships holding our common shares should consult their own tax advisors to determine the appropriate tax treatment of the partnership’s ownership of our common shares.

No ruling has been requested from the IRS regarding any matter affecting us or our shareholders. Instead, we will rely on the opinion of White & Case LLP. An opinion of counsel represents only that counsel’s legal judgment and does not bind the IRS or the courts. Accordingly, the opinion and statements made herein may not be sustained by a court if contested by the IRS.

As used herein, the term “U.S. Holder” means a beneficial owner of our common shares that is, for U.S. federal income tax purposes: (a) a U.S. citizen or U.S. resident alien, or a U.S. Individual Holder; (b) a corporation, or other entity taxable as a corporation, that was created or organized under the laws of the United States, any state thereof, or the District of Columbia; (c) an estate whose income is subject to U.S. federal income taxation regardless of its source; or (d) a trust that either is subject to the supervision of a court within the United States and has one or more U.S. persons with authority to control all of its substantial decisions or has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

This discussion does not address any U.S. estate, gift or alternative minimum tax considerations or tax considerations arising under the laws of any state, local or non-U.S. jurisdiction. Shareholders are urged to consult their own tax advisors regarding the U.S. federal, state, local, non-U.S. and other tax consequences of owning and disposing of our common shares. Receipt of Common Shares pursuant to the Distribution Reinvestment Component of the Plan.

Subject to the discussion of PFICs below U.S. Participant generally will be treated, for U.S. federal income tax purposes, as having received a distribution in an amount equal to the fair market value, determined as of the dividend payment date, of the common shares acquired pursuant to the plan. If a U.S. Participant’s reinvested dividends are used to purchase common shares on the open market, the amount of the distribution will be equal to the amount of the dividend used to purchase the common shares and to pay any brokerage fees or other expenses. The fair market value of the common shares on the dividend payment date may be higher or lower than the Market Price or “average price per share,” as applicable, used to determine the number of common shares acquired pursuant to the plan.

Any distributions made by us with respect to our common shares to a U.S. Participant generally will constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current and accumulated earnings and profits allocated to the U.S. Participant’s common shares, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits allocated to the U.S. Participant’s common shares will be treated first as a nontaxable return of capital to the extent of the U.S. Participant’s tax basis in our common shares and thereafter as capital gain, which will be either long-term or short-term capital gain depending upon whether the U.S. Participant has held the common shares for more than one year. U.S. Participants that are corporations generally will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. For purposes of computing allowable foreign tax credits for U.S. federal income tax purposes, dividends received with respect to our common shares will be treated as foreign source income and generally will be treated as “passive category income.”

Under current law, subject to holding-period requirements and certain other limitations, dividends received with respect to our common shares by a U.S. Participant who is an individual, trust or estate, or a Non-Corporate U.S. Participant, generally will be treated as qualified dividend income that is taxable to such Non-Corporate U.S. Participant at preferential capital gain tax rates (provided we are not classified as a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year).

Special rules may apply to any “extraordinary dividend” paid by us. Generally, an extraordinary dividend is a dividend with respect to a common share that is equal to or in excess of 10% of a common shareholder’s adjusted tax basis (or fair market value upon the shareholder’s election) in such common share. In addition, extraordinary dividends include dividends received within a one year period that, in the aggregate, equal or exceed 20% of a shareholder’s adjusted tax basis (or fair market value). If we pay an extraordinary dividend on our common shares that is treated as qualified dividend income, then any loss recognized by a Non-Corporate U.S. Participant from the sale or exchange of such common shares will be treated as long-term capital loss to the extent of the amount of such dividend. Sale, Exchange or Other Disposition of our Common Shares.

Subject to the discussion of PFICs, below, a U.S. Participant generally will recognize capital gain or loss upon a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by the U.S. Participant from such sale, exchange or other disposition and the U.S. Participant’s tax basis in such common shares.

Subject to the discussion of extraordinary dividends above, gain or loss recognized upon a sale, exchange or other disposition of our common shares generally will be treated as (a) long-term capital gain or loss if the U.S. Participant’s holding period is greater than one year at the time of the sale, exchange or other disposition, or short-term capital gain or loss otherwise and (b) U.S. source income or loss, as applicable, for foreign tax credit purposes. Non-Corporate U.S. Participants may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. A U.S. Participant’s ability to deduct capital losses is subject to certain limitations. PFIC Status and Significant Tax Consequences.

Special and adverse U.S. federal income tax rules apply to a U.S. Participant that holds stock in a non-U.S. entity treated as a corporation and classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC for any taxable year in which either (a) at least 75% of our gross income (including the gross income of certain of our subsidiaries) consists of passive income or (b) at least 50% of the average value of our assets (including the assets of certain of our subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. For purposes of these tests, passive income includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties (other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business) but does not include income derived from the performance of services.

There are legal uncertainties involved in determining whether the income derived from our time chartering activities constitutes rental income or income derived from the performance of services, including legal uncertainties arising from the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Code. However, the IRS stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Nevertheless, based on the current composition of our assets and operations (and that of our subsidiaries), we intend to take the position that we are not now and have never been a PFIC, and our counsel, White & Case LLP, is of the opinion that we should not be a PFIC based on applicable law, including the Code, legislative history, published revenue rulings and court decisions, and representations we have made to them regarding the composition of our assets, the source of our income and the nature of our activities and other operations following this offering, including:

•	all time charters we have entered into are similar in all material respects to those we have provided to White & Case LLP;

•	the income from our chartering activities with China Shipping Container Lines (Asia) Co., Ltd., or CSCL Asia, COSCO Shipping Lines Co., Ltd., or COSCON, Mitsui O.S.K. Lines, Ltd., or MOL, Kawasaki Kisen Kaisha Ltd., or K-Line, and Yang Ming Marine Transport Corp., or Yang Ming Marine, will be greater than 25% of our total gross income at all relevant times;

•	the gross value of our vessels chartered to CSCL Asia, COSCON, MOL, K-Line and Yang Ming Marine will exceed the gross value of all other assets we own at all relevant times;

•	the estimated useful life of each of our vessels subject to a time charter has been and will be 30 years from the date of delivery under the charter; and

•	the total payments due to us under the all of our time charters are substantially in excess of the bareboat charter rate for comparable vessels in effect at the time the time charters were executed.

An opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinion of White & Case LLP may not be sustained by a court if contested by the IRS.

Further, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, there can be no assurance that the nature of our operations, and therefore the composition of our income and assets, will remain the same in the future. Moreover, the market value of our stock may be treated as reflecting the value of our assets at any given time. Therefore, a decline in the market value of our stock (which is not within our control) may impact the determination of whether we are a PFIC. Because our status as a PFIC for any taxable year will not be determinable until after the end of the taxable year, there can be no assurance that we will not be considered a PFIC for the current or any future taxable year.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Participant generally would be subject to one of three different U.S. income tax regimes, depending on whether the U.S. Participant makes certain elections.

Taxation of U.S. Participants Making a Timely QEF Election

If we were classified as a PFIC for a taxable year, a U.S. Participant making a timely election to treat us as a “Qualified Electing Fund” for U.S. tax purposes, or a QEF Election, would be required to report its pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the U.S. Participant’s taxable year regardless of whether the U.S. Participant received distributions from us in that year. Such income inclusions would not be eligible for the preferential tax rates applicable to qualified dividend income. The U.S. Participant’s adjusted tax basis in our common shares would be increased to reflect taxed but undistributed earnings and profits, and distributions of earnings and profits that had previously been taxed would not be taxed again when distributed but would result in a corresponding reduction in the U.S. Participant’s adjusted tax basis in our common shares. The U.S. Participant generally would recognize capital gain or loss on the sale, exchange or other disposition of our common shares. A U.S. Participant would not, however, be entitled to a deduction for its pro-rata share of any losses that we incurred with respect to any year.

A U.S. Participant would make a QEF Election with respect to any year that we are a PFIC by filing IRS Form 8621 with its U.S. federal income tax return and complying with all other applicable filing requirements. However, a U.S. Participant’s QEF Election will not be effective unless we annually provide the U.S. Participant with certain information concerning our income and gain, calculated in accordance with the Code, to be included with the U.S. Participant’s U.S. federal income tax return. We have not provided our U.S. Participants with such information in prior taxable years and do not intend to provide such information in the current taxable year. Accordingly, you will not be able to make an effective QEF Election at this time. If, contrary to our expectations, we determine that we are or expect to be a PFIC for any taxable year, we will provide U.S. Participants with the information necessary to make an effective QEF Election with respect to our common shares.

Taxation of U.S. Participants Making a “Mark-to-Market” Election

Alternatively, if we were to be treated as a PFIC for any taxable year and, as we believe, our common shares are treated as “marketable stock,” then a U.S. Participant would be allowed to make a “mark-to-market” election with respect to our common shares, provided the U.S. Participant completes and files IRS Form 8621 in accordance with the relevant instructions. If that election is made, the U.S. Participant generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of our common shares at the end of the taxable year over the U.S. Participant’s adjusted tax basis in our common shares. The U.S. Participant also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Participant’s adjusted tax basis in our common shares over the fair market value thereof at the end of the taxable year (but only to the extent of the net amount previously included in income as a result of the mark-to-market election). The U.S. Participant’s tax basis in our common shares would be adjusted to reflect any such income or loss recognized. Gain realized on the sale, exchange or other disposition of our common shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of our common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Participant. Because the mark-to-market election only applies to marketable stock, however, it would not apply to a U.S. Participant’s indirect interest in any of our subsidiaries that were also determined to be PFICs.

Taxation of U.S. Participants Not Making a Timely QEF Election or Mark-to-Market Election

Finally, if we were to be treated as a PFIC for any taxable year and if a U.S. Participant did not make either a QEF Election or a mark-to-market election for that year, the U.S. Participant would be subject to special rules resulting in increased tax liability with respect to (a) any excess distribution (i.e., the portion of any distributions received by the U.S. Participant on our common shares in a taxable year in excess of 125% of the average annual distributions received by the U.S. Participant in the three preceding taxable years, or, if shorter, the U.S. Participant’s holding period for our common shares) and (b) any gain realized on the sale, exchange or other disposition of our common shares. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the U.S. Participant’s aggregate holding period for our common shares;

•	the amount allocated to the current taxable year and any taxable year prior to the year we were first treated as a PFIC with respect to the U.S. Participant would be taxed as ordinary income in the current taxable year;

•	the amount allocated to each other taxable year would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayers for that year; and

•	an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

Additionally, for each year during which (a) a U.S. Participant owns common shares, (b) we are a PFIC and (c) the total value of all PFIC stock that such U.S. Participant directly or indirectly owns exceeds certain thresholds, such U.S. Participant will be required to file IRS Form 8621 with its annual U.S. federal income tax return to report its ownership of our common shares. In addition, if a U.S. Individual Participant is an individual who dies while owning our common shares, such U.S. Individual Participant’s successor generally would not receive a step-up in tax basis with respect to such shares.

U.S. Participants are urged to consult their own tax advisors regarding the PFIC rules, including the PFIC annual reporting requirement, as well as the applicability, availability and advisability of, and procedure for, making QEF Elections, mark-to-market elections and other available elections with respect to us, and the U.S. federal income tax consequences of making such elections.

Medicare Tax on Unearned Net Investment Income

Certain Non-Corporate U.S. Participants currently are subject to a 3.8% tax on certain investment income, including dividends and gain from the sale or other disposition of our common shares. Non-Corporate U.S. Participants should consult their tax advisors regarding the effect, if any, of this tax on their ownership and disposition of our common shares.

U.S. Return Disclosure Requirements for U.S. Individual Participants

Generally, U.S. Individual Participants that hold certain specified foreign financial assets, including stock in a foreign corporation that is not held in an account maintained by a financial institution, with an aggregate value in excess of $50,000 on the last day of a taxable year, or $75,000 at any time during that taxable year, may be required to report such assets on IRS Form 8938 with their tax return for that taxable year. This reporting requirement does not apply to U.S. Individual Participants who report their ownership of our shares under the PFIC annual reporting rules described above. Penalties apply for failure to properly complete and file IRS Form 8938. Investors are encouraged to consult with their own tax advisors regarding the possible application of this disclosure requirement to their investment in our common shares.

U.S. Federal Income Taxation of Non-U.S. Participants

A beneficial owner of our common shares (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Participant is referred to herein as a non-U.S. Participant. A Non-U.S. Participant that participates in the plan is referred to herein as a non-U.S. Participant.

Distributions on Our Common Shares

In general, a non-U.S. Participant is not subject to U.S. federal income tax on distributions received from us with respect to our common shares unless the distributions are effectively connected with the non-U.S. Participant’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that the non-U.S. Participant maintains in the United States). If a non-U.S. Participant is engaged in a U.S. trade or business and the distribution is deemed to be effectively connected to that trade or business, the non-U.S. Participant generally will be subject to U.S. federal income tax on that distribution in the same manner as if it were a U.S. Participant.

Sale, Exchange or Other Disposition of Our Common Shares

In general, a non-U.S. Participant is not subject to U.S. federal income tax on any gain resulting from the disposition of our common shares unless (a) such gain is effectively connected with the non-U.S. Participant’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that the non-U.S. Participant maintains in the United States) or (b) the non-U.S. Participant is an individual who is present in the United States for 183 days or more during the taxable year in which those shares are disposed of (and certain other requirements are met). If a non-U.S. Participant is engaged in a U.S. trade or business and the disposition of common shares is deemed to be effectively connected to that trade or business, the non-U.S. Participant generally will be subject to U.S. federal income tax on the resulting gain in the same manner as if it were a U.S. Participant.

Information Reporting and Backup Withholding

In general, payments of distributions with respect to, or the proceeds of a disposition of, our common shares to a Non-Corporate U.S. Participant will be subject to information reporting requirements. These payments to a Non-Corporate U.S. Participant also may be subject to backup withholding if the Non-Corporate U.S. Participant:

•	fails to timely provide an accurate taxpayer identification number;

•	is notified by the IRS that it has failed to report all interest or distributions required to be shown on its U.S. federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

Non-U.S. Participant may be required to establish their exemption from information reporting and backup withholding on payments made to them within the United States by certifying their status on an IRS Form W-8BEN, W-8BEN-E, W-8ECI or W-8IMY, as applicable.

Backup withholding is not an additional tax. Rather, a participant generally may obtain a credit for any amount withheld against its liability for U.S. federal income tax (and obtain a refund of any amounts withheld in excess of such liability) by accurately completing and timely filing a U.S. federal income tax return with the IRS.

MATERIAL NON-UNITED STATES TAX CONSIDERATIONS

Material Marshall Islands Tax Considerations

The following discussion is the opinion of Reeder & Simpson, P.C., our counsel as to matters of the laws of the Republic of the Marshall Islands, and the current laws of the Republic of the Marshall Islands applicable to persons who do not reside in, maintain offices in or engage in business in the Republic of the Marshall Islands.

Because we do not, and we do not expect that we will, conduct business or operations in the Republic of the Marshall Islands, and because all documentation related to this offering will be executed outside of the Republic of the Marshall Islands, under current Marshall Islands law you will not be subject to Marshall Islands taxation or withholding on distributions, including upon a return of capital, we make to you as a shareholder. In addition, you will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of shares and you will not be required by the Republic of the Marshall Islands to file a tax return relating to the shares.

Each prospective shareholder is urged to consult its tax counsel or other advisor with regard to the legal and tax consequences, under the laws of pertinent jurisdictions, including the Marshall Islands, of its investment in us. Further, it is the responsibility of each shareholder to file all state, local and non-U.S., as well as U.S. federal tax returns that may be required of it.

Material Canadian Federal Income Tax Considerations

The following discussion is the opinion of Blake, Cassels & Graydon LLP, our Canadian tax counsel, as to the material Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Canada Tax Act”), as of the date of this prospectus, that we believe are relevant to holders of Class A common shares acquired in this offering who are, at all relevant times, for the purposes of the Canada Tax Act and the Canada-United States Tax Convention 1980 (the “Canada-U.S. Treaty”) resident only in the United States, who are “qualifying persons” for purposes of the Canada-U.S. Treaty and who deal at arm’s length with us (“U.S. Resident Holders”). This discussion may not apply to United States limited liability companies or insurers; accordingly, such holders should consult their own tax advisors. The opinion of our counsel is dependent on the accuracy of representations made by us to them, including descriptions of our operations contained herein.

This discussion is based upon the current provisions of the Canada Tax Act and the regulations thereunder in force as of the date of the prospectus, all specific proposals to amend the Canada Tax Act or the regulations thereunder that have been publicly announced by, or on behalf of, the Minister of Finance (Canada) prior to the date hereof (the Tax Proposals), the current provisions of the Canada-U.S. Treaty, and our understanding of the published administrative policies and assessing practices of the Canada Revenue Agency. This discussion assumes that the Tax Proposals will be enacted as currently proposed, but no assurance can be given that this will be the case. This discussion is not exhaustive of all possible Canadian federal income tax considerations and, except for the Tax Proposals, does not take into account or anticipate any changes in law or in the administrative or assessing policies and practices of the Canada Revenue Agency, whether by legislative, governmental or judicial action, nor does it take into account provincial, territorial or foreign tax considerations.

Subject to the assumptions below, under the Canada Tax Act, no taxes on income (including taxable capital gains and withholding tax on dividends) are payable by U.S. Resident Holders in respect of the acquisition, holding, disposition or redemption of our common shares. This opinion is based upon the assumptions that we are not a resident of Canada and such U.S. Resident Holders do not have, and have not had, for the purposes of the Canada-U.S. Treaty, a permanent establishment in Canada to which such shares pertain and, in addition, do not use or hold and are not deemed or considered to use or hold such shares in the course of carrying on a business in Canada.Based on the Canada Tax Act as currently enacted, we will not be resident in Canada in a particular taxation year if our principal business in that year is “international shipping,” all or substantially all of our gross revenue for that year consists of gross revenue from “international shipping,” and we were not granted articles of continuance in Canada before the end of that year. “International shipping” is defined as the operation of ships that are owned or leased by an operator and that are used primarily in transporting passengers or goods in international traffic and includes the chartering of ships, provided that one or more persons related to the operator (if the operator and each such person is a corporation), or persons or partnerships affiliated with the operator (in any other case), has complete possession, control and command of the ship. The leasing of a ship by a lessor to a lessee that has complete possession, control and command of the ship is excluded from the international shipping definition, unless the lessor, or a corporation, trust or partnership affiliated with the lessor, has an eligible interest in the lessee.

The definition of “international shipping” was introduced following industry consultation, with the intent of providing shipping companies with flexibility in the manner in which they structure their intra-group chartering contracts. Based on our operations and our understanding of the foregoing intention of the definition of “international shipping,” we do not believe that we are, nor do we expect to be, resident in Canada for purposes of the Canada Tax Act, and we intend that our affairs will be conducted and operated in a manner such that we do not become a resident of Canada under the Canada Tax Act. However, if we were or become resident in Canada, we would be or become subject under the Canada Tax Act to Canadian income tax on our worldwide income and our non-Canadian resident shareholders would be or become subject to Canadian withholding tax on dividends paid in respect of our shares.

Generally, a corporation that is not resident in Canada will be taxable in Canada on income it earns from carrying on a business in Canada and on gains from the disposition of property used in a business carried on in Canada. However, there are specific statutory exemptions under the Canada Tax Act that provide that income earned in Canada by a non-resident corporation from international shipping, and gains realized from the disposition of ships used principally in international traffic, are not included in the non-resident corporation’s income for Canadian tax purposes where the corporation’s country of residence grants substantially similar relief to a Canadian resident. We have been advised by Reeder & Simpson, P.C., that a Canadian resident corporation that carries on an international shipping business, as described in the previous sentence, in the Republic of the Marshall Islands is exempt from income tax under the current laws of the Republic of the Marshall Islands.

Subject to the below assumption, we expect that we will qualify for these statutory exemptions under the Canada Tax Act. Based on our operations, we do not believe that we are, nor do we expect to be, carrying on a business in Canada for purposes of the Canada Tax Act other than a business that would provide us with these statutory exemptions from Canadian income tax. The foregoing is based upon the assumption that we are a resident of the Republic of the Marshall Islands. However, these statutory exemptions are contingent upon reciprocal treatment being provided under the laws of the Republic of the Marshall Islands. If in the future as a non-resident of Canada, we are carrying on a business in Canada that is not exempt from Canadian income tax, or these statutory exemptions are not accessible due to changes in the laws of the Republic of the Marshall Islands or otherwise, we would be subject to Canadian income tax on our non-exempt income earned in Canada which could reduce our earnings available for distribution to shareholders.

Please see “Item 4. Information on the Company—B. Business Overview—Taxation of the Company—Canadian Taxation” in our Annual Report on Form 20-F for the year ended December 31, 2017 for a further discussion, separate from this opinion, of the tax consequences of us becoming a resident of Canada.

This discussion is general in nature only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular shareholder and no representation with respect to the consequences to any particular shareholder is made.

Each prospective shareholder is urged to consult its tax counsel or other advisor with regard to the legal and tax consequences, under the laws of pertinent jurisdictions, including Canada, of its investment in us. Further, it is the responsibility of each shareholder to file all state, local and non-U.S., as well as U.S. federal tax returns that may be required of it.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a Marshall Islands corporation, and our principal executive offices are located outside of the United States in Hong Kong. A majority of our directors and officers and some of the experts named in this prospectus reside outside of the United States. In addition, a substantial portion of our assets and the assets of our directors, officers and experts are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against us or those persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws and, with regard to the Marshall Islands, compliance with certain statutory provisions regarding enforcement of foreign judgments.

In addition, the courts of the Marshall Islands or Hong Kong may not (a) enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws or (b) recognize or enforce against us or any of our officers, directors or experts judgments of courts of the United States predicated on U.S. federal or state securities laws. Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

PLAN OF DISTRIBUTION

Except to the extent the plan administrator purchases common shares in the open market or in privately negotiated transactions with third parties, the common shares acquired under the plan will be sold directly by us through the plan. We may sell our common shares to owners of shares (including brokers or dealers) who, in connection with any resales of such shares, may be deemed to be underwriters. These shares may be resold in market transactions (including coverage of short positions) on any national security exchange or automated quotation system on which our common shares are traded or quoted, or in privately negotiated transactions. Our common shares are currently listed on The New York Stock Exchange. Under certain circumstances, it is expected that the common shares available for issuance under the plan will be issued at a discount to the Market Price. The difference between the price owners who may be deemed to be underwriters pay us for our common shares acquired under the plan, after deduction of the applicable discount from the Market Price, and the price at which such shares are resold, may be deemed to constitute underwriting commissions received by these owners in connection with such transactions.

Certain of our major shareholders, directors or members of our management, supervisory or administrative bodies may participate in the plan.

Subject to the availability of common shares registered for issuance under the plan, there is no total maximum number of shares that can be issued pursuant to the reinvestment of dividends. From time to time, financial intermediaries may engage in positioning transactions in order to benefit from the discount from the Market Price acquired through the reinvestment of dividends under the plan.

Except with respect to sales of common shares relating to reinvested dividends, we will pay any and all brokerage commissions and related expenses incurred in connection with purchases of common shares under the plan. Upon your withdrawal from the plan by the sale of common shares held under the plan, you will receive the proceeds of such sale less a $15.00 service fee per transaction and a $0.10 per share brokerage commission to the plan administrator and any other applicable fees.

Common shares may not be available under the plan in all states. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any common shares or other securities in any state or any other jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction.

DESCRIPTION OF THE COMMON SHARES

The following is a description of certain material terms of our common shares. For additional information about our authorized capital, including our common shares, we refer you to our articles of incorporation, which are incorporated by reference into this prospectus.

Authorized Capital

Under our articles of incorporation, our authorized shares consist of 200,000,000 Class A common shares, par value $0.01 per share, 25,000,000 Class B common shares, par value $0.01 per share, 100 Class C common shares, par value $0.01 per share, and 150,000,000 shares of preferred shares, par value $0.01 per share. As of March 31, 2018, there were issued and outstanding 136,028,797 Class A common shares, no Class B common shares, no Class C common shares, no series A preferred shares, no series B preferred shares, no series C preferred shares, 7,017,313 series D preferred shares, 5,415,937 series E preferred shares, 5,600,000 series F preferred shares, 7,800,800 series G preferred shares, 9,025,105 series H preferred shares and no series R preferred shares.

We have proposed for approval at our April 27, 2018 annual general meeting a resolution to amend our articles of incorporation to increase the number of authorized Class A common shares from 200,000,000 to 400,000,000, with corresponding increases in the number of authorized common shares from 225,000,100 to 425,000,100 and in the number of authorized shares of capital stock from 375,000,100 to 575,000,100.

Common Shares

Our Class A common shares are our only outstanding class of common shares.

Dividends

Under our articles of incorporation, our common shareholders may receive quarterly dividends. Declaration and payment of any dividend is subject to the discretion of our board of directors. The time and amount of dividends will depend upon our financial condition, our operations, our cash requirements and availability, debt repayment obligations, capital expenditure needs, restrictions in our debt instruments and our preferred shares, industry trends, the provisions of Marshall Islands law affecting the payment of distributions to shareholders and other factors. The Marshall Islands Business Corporations Act, or the BCA, generally prohibits the payment of dividends other than from paid-in capital in excess of par value and our earnings or while we are insolvent or would be rendered insolvent on paying the dividend.

Voting

Our common shares each have one vote. A majority of the common shares constitutes a quorum at meetings of the shareholders. Our series F preferred shares are entitled to vote together as a single class with the holders of our common shares, on an as-converted basis. The 5,600,000 series F preferred shares outstanding are convertible into class A common shares at a price of $18.00 per share, for a total of 7,777,777 common shares.

Anti-takeover Effects of Certain Provisions of Our Articles of Incorporation and Bylaws

Certain provisions of our articles of incorporation and bylaws, which are summarized in the following paragraphs, may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders.

Removal of Directors; Vacancies

Our articles of incorporation and bylaws provide that directors may be removed with cause upon the affirmative vote of holders of a majority of the shares entitled to vote generally in the election of directors, voting together as a single class. In addition, our articles of incorporation and bylaws also provide that any vacancies on our board of directors and newly created directorships will be filled only by the affirmative vote of a majority of the remaining directors, although less than a quorum.

No Cumulative Voting

The BCA provides that shareholders are not entitled to the right to cumulate votes in the election of directors unless our articles of incorporation provides otherwise. Our articles of incorporation prohibit cumulative voting.

Calling of Special Meetings of Shareholders

Our bylaws provide that special meetings of our shareholders may be called only by the chairman of our board of directors, by resolution of our board of directors, or if applicable, by the longest serving co-chairman of our board of directors.

Advance Notice Requirements for Shareholder Proposals and Director Nominations

Our bylaws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary.

Generally, to be timely, a shareholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the date on which we first mailed our proxy materials for the previous year’s annual meeting. Our bylaws also specify requirements as to the form and content of a shareholder’s notice. These provisions may impede shareholders’ ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

Amendments to Our Bylaws

Our articles of incorporation and bylaws grant our board of directors the authority to amend and repeal our bylaws without a shareholder vote in any manner not inconsistent with the laws of the Republic of the Marshall Islands and our articles of incorporation. Shareholders may amend our bylaws by a vote of not less than 66-2/3% of the shares entitled to vote.

Business Combinations

Our articles of incorporation contain provisions that prohibit us from engaging in a business combination with an interested shareholder for a period of three years following the date of the transaction in which the person became an interested shareholder, unless, in addition to any other approval that may be required by applicable law:

•	prior to the date of the transaction that resulted in the shareholder becoming an interested shareholder, our board of directors approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;

•	upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our voting shares outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (i) by persons who are directors and officers, and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer;

•	after the date of the transaction that resulted in the shareholder becoming an interested shareholder, the business combination is approved by our board of directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least 66 2/3% of our outstanding voting shares that are not owned by the interested shareholder;

•	the shareholder became an interested shareholder prior to the completion of our initial public offering; or

•	the interested shareholder is Gerry Wang, Graham Porter, Dennis Washington, Kyle Washington or any of their affiliates, or any person that purchases shares from any of those individuals or any of their affiliates, provided, the person that purchased such shares does not own more than 1% of our outstanding shares at the time of such acquisition or acquire more than an additional 1% of our outstanding shares other than from those individuals or any of their affiliates.

Generally, a “business combination” includes any merger or consolidation of us or any direct or indirect majority-owned subsidiary of ours with (a) the interested shareholder or any of its affiliates or (b) with any corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the interested shareholder. Generally, an “interested shareholder” is any person or entity that (a) owns 15% or more of our outstanding voting shares, (b) is an affiliate or associate of us and was the owner of 15% or more of our outstanding voting shares at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested shareholder or (c) the affiliates and associates of any person listed in (a) or (b), except that any person who owns 15% or more of our outstanding voting shares, as a result of action taken solely by us shall not be an interested shareholder unless such person acquires additional voting shares, except as a result of further action by us, not caused, directly or indirectly, by such person.

Dissenters’ Rights of Appraisal and Payment

Under the BCA, our shareholders have the right to dissent from various corporate actions, including any merger or consolidation or sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any further amendment of our articles of incorporation, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which our common shares are primarily traded on a local or national securities exchange.

Shareholders’ Derivative Actions

Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common shares both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

Limitations on Liability and Indemnification of Officers and Directors

The BCA authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their shareholders for monetary damages for breaches of directors’ fiduciary duties. Our articles of incorporation include a provision that eliminates the personal liability of directors or officers for monetary damages for actions taken as a director or officer to the fullest extent permitted by law.

Our articles of incorporation provide that we must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly authorized to advance certain expenses (including attorneys’ fees and disbursements and court costs) to our directors and offices and carry directors’ and officers’ insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in our articles of incorporation may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Exchange Listing

Our common shares are listed on The New York Stock Exchange, where they trade under the symbol “SSW.”

Transfer Agent and Registrar

American Stock Transfer & Trust Company, LLC serves as registrar and transfer agent for our common shares.

PRICE RANGE OF THE COMMON SHARES AND DIVIDENDS

The following table sets forth, for the periods indicated, the high and low sales price per common share, as reported on The New York Stock Exchange, and the amount of quarterly cash dividends declared per share. The closing sales price of our common shares on The New York Stock Exchange on April 12, 2018 was $6.90 per share.

	Price Ranges		Quarterly Cash Dividends(1)
	High	Low
Years Ended
December 31, 2013	$25.10	$16.46
December 31, 2014	24.36	16.81
December 31, 2015	20.87	14.02
December 31, 2016	20.00	8.08
December 31, 2017	11.76	5.02
Quarters Ended
March 31, 2016	$20.00	$13.67	$0.3750
June 30, 2016	18.36	13.53	0.3750
September 30, 2016	15.49	13.16	0.3750
December 31, 2016	13.67	8.08	0.3750
March 31, 2017	11.76	6.05	0.1250
June 30, 2017	7.50	5.02	0.1250
September 30, 2017	7.91	6.22	0.1250
December 31, 2017	7.70	5.63	0.1250
March 31, 2018	7.73	5.53	0.1250
Months Ended
September 30, 2017	$7.49	$6.68
October 31, 2017	7.70	6.72
November 30, 2017	7.12	5.64
December 31, 2017	7.18	5.63
January 31, 2018	7.73	6.55
February 28, 2018	7.36	6.10
March 31, 2018	6.86	5.53
April 30, 2018(2)	6.95	6.58

(1)	Dividends are shown for the quarter with respect to which they were declared.
(2)	Period ending April 12, 2018.

LEGAL MATTERS

The validity of the common shares and certain other legal matters with respect to the laws of the Republic of the Marshall Islands will be passed upon for us by Dennis J. Reeder, Reeder & Simpson, P.C. Certain other legal matters will be passed upon for us by White & Case LLP, New York, New York and by Blake, Cassels & Graydon LLP, Vancouver, British Columbia. White & Case LLP and Blake, Cassels & Graydon LLP may rely on the opinions of Dennis J. Reeder, Reeder & Simpson, P.C. for all matters of Marshall Islands law.

EXPERTS

The consolidated financial statements of Seaspan Corporation as of December 31, 2017 and 2016 and for each of the three years in the three-year period ended December 31, 2017, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2017, have been audited by KPMG LLP, independent registered public accounting firm, and have been incorporated by reference herein in reliance upon the reports of KPMG LLP, which reports are also incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing.

EXPENSES

The following table sets forth costs and expenses we expect to incur in connection with the issuance and distribution of the securities covered by this prospectus. All amounts are estimated except the SEC registration fee.

U.S. Securities and Exchange Commission registration fee	$4,245
Legal fees and expenses	42,000
Accounting fees and expenses	5,000
Plan administrator fees	5,000	(1)
Miscellaneous	3,755

Total	$60,000

(1)	One-time fee paid at the time the plan was initially adopted.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 8.	Indemnification of Directors and Officers

Seaspan Corporation’s articles of incorporation provide that it must indemnify its directors and officers to the fullest extent authorized by law against expenses, judgments, fines and amounts paid in settlement. Seaspan Corporation is also expressly authorized to advance certain expenses (including attorneys’ fees and disbursements and court costs) to its directors and offices and carry directors’ and officers’ insurance providing indemnification for its directors, officers and certain employees for some liabilities.

The directors and officers of Seaspan Corporation also may be indemnified against liability they may incur for serving in those capacities pursuant to liability insurance policies maintained by and indemnification arrangements with the registrant. In addition, the registrant has entered into separate indemnification agreements with some of its officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, Seaspan Corporation has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 9.	Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit Number	Description
4.1	Amended and Restated Articles of Incorporation of Seaspan Corporation (incorporated herein by reference to Exhibit 3.1 to Seaspan Corporation’s Amendment No. 2 to Registration Statement on Form F-1 (File No. 333-126762), filed with the SEC on August 4, 2005).

4.2	Articles of Amendment to the Amended and Restated Articles of Incorporation of Seaspan Corporation (incorporated herein by reference to Exhibit 3.2 to Seaspan Corporation’s Registration Statement on Form 8-A12B (File No. 001-32591), filed with the SEC on February 13, 2014).

4.3	Second Articles of Amendment of Seaspan Corporation (incorporated herein by reference to Exhibit 3.3 to Seaspan Corporation’s Report of Foreign Private Issuer on Form 6-K (File No. 001-32591), furnished to the SEC on April 30, 2015).

4.4	Amended and Restated Bylaws of Seaspan Corporation (incorporated herein by reference to Exhibit 1.2 to Seaspan Corporation’s Annual Report on Form 20-F (File No. 333-32591), filed with the SEC on March 23, 2012).

4.5	First Amendment to the Amended and Restated Bylaws of Seaspan Corporation (incorporated herein by reference to Exhibit 3.5 to Seaspan Corporation’s Report of Foreign Private Issuer on Form 6-K (File No. 001-32591) furnished to the SEC on April 30, 2015).

4.6	Second Amendment to the Amended and Restated Bylaws of Seaspan Corporation (incorporated herein by reference to Exhibit 3.3 to Seaspan Corporation’s Report of Foreign Private Issuer on Form 6-K (File No. 001-32591) furnished to the SEC on April 28, 2017).

5.1	Opinion of Reeder & Simpson, P.C., relating to the legality of the securities being registered.

8.1	Opinion of White & Case LLP, relating to tax matters.

8.2	Opinion of Reeder & Simpson, P.C., relating to tax matters.

Exhibit Number	Description

8.3	Opinion of Blake, Cassels & Graydon LLP, relating to tax matters.

23.1	Consent of KPMG LLP.

23.2	Consent of Reeder & Simpson, P.C. (contained in Exhibit 5.1).

23.3	Consent of White & Case LLP (contained in Exhibit 8.1).

23.4	Consent of Reeder & Simpson, P.C. (contained in Exhibit 8.2).

23.5	Consent of Blake, Cassels & Graydon LLP (contained in Exhibit 8.3).

24.1	Power of Attorney (included on signature pages).

(b) Financial Statement Schedules.

All supplemental schedules are omitted because of the absence of conditions under which they are required or because the information is shown in the financial statements or notes thereto.

(c) Reports, Opinions, and Appraisals

The following reports, opinions, and appraisals are included herein: None.

ITEM 10.	Undertakings

The Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Form F-3.

(5)	That, for the purpose of determining liability under the Securities Act to any purchaser:

(a)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(b)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(6)	That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(a)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(b)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(c)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(d)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(7)	That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(8)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

INDEX TO EXHIBITS

Exhibit Number	Description
4.1	Amended and Restated Articles of Incorporation of Seaspan Corporation (incorporated herein by reference to Exhibit 3.1 to Seaspan Corporation’s Amendment No. 2 to Registration Statement on Form F-1 (File No. 333-126762), filed with the SEC on August 4, 2005).

4.2	Articles of Amendment to the Amended and Restated Articles of Incorporation of Seaspan Corporation (incorporated herein by reference to Exhibit 3.2 to Seaspan Corporation’s Registration Statement on Form 8-A12B (File No. 001-32591), filed with the SEC on February 13, 2014).

4.3	Second Articles of Amendment of Seaspan Corporation (incorporated herein by reference to Exhibit 3.3 to Seaspan Corporation’s Report of Foreign Private Issuer on Form 6-K (File No. 001-32591), furnished to the SEC on April 30, 2015).

4.4	Amended and Restated Bylaws of Seaspan Corporation (incorporated herein by reference to Exhibit 1.2 to Seaspan Corporation’s Annual Report on Form 20-F (File No. 333-32591), filed with the SEC on March 23, 2012).

4.5	First Amendment to the Amended and Restated Bylaws of Seaspan Corporation (incorporated herein by reference to Exhibit 3.5 to Seaspan Corporation’s Report of Foreign Private Issuer on Form 6-K (File No. 001-32591) furnished to the SEC on April 30, 2015).

4.6	Second Amendment to the Amended and Restated Bylaws of Seaspan Corporation (incorporated herein by reference to Exhibit 3.3 to Seaspan Corporation’s Report of Foreign Private Issuer on Form 6-K (File No. 001-32591) furnished to the SEC on April 28, 2017).

5.1	Opinion of Reeder & Simpson, P.C., relating to the legality of the securities being registered.

8.1	Opinion of White & Case LLP, relating to tax matters.

8.2	Opinion of Reeder & Simpson, P.C., relating to tax matters.

8.3	Opinion of Blake, Cassels & Graydon LLP, relating to tax matters.

23.1	Consent of KPMG LLP.

23.2	Consent of Reeder & Simpson, P.C. (contained in Exhibit 5.1).

23.3	Consent of White & Case LLP (contained in Exhibit 8.1).

23.4	Consent of Reeder & Simpson, P.C. (contained in Exhibit 8.2).

23.5	Consent of Blake, Cassels & Graydon LLP (contained in Exhibit 8.3).

24.1	Power of Attorney (included on signature pages).

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the undersigned registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Vancouver, British Columbia, Canada, on April 13, 2018.

SEASPAN CORPORATION

By:	/s/ Mark Chu
Name:	Mark Chu
Title:	Secretary and General Counsel

POWER OF ATTORNEY

Each person whose signature appears below appoints Bing Chen and Mark Chu, and each of them, any of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any and all additional registration statements relating to the Registration Statement and filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or would do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute and substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on April 13, 2018.

Signature	Title

/S/ DAVID SOKOL David Sokol	Chairman of the Board

/S/ KYLE R. WASHINGTON Kyle R. Washington	Director, Chairman Emeritus

/S/ BING CHEN Bing Chen	Director, President and Chief Executive Officer

/S/ DAVID SPIVAK David Spivak	Chief Financial Officer (Principal Financial and Accounting Officer)

/S/ JOHN C. HSU John C. Hsu	Director

/S/ HARALD H. LUDWIG Harald H. Ludwig	Director

/S/ DAVID LYALL David Lyall	Director

/S/ NICHOLAS PITTS-TUCKER Nicholas Pitts-Tucker	Director

/S/ PETER S. SHAERF Peter S. Shaerf	Director

/S/ LARRY SIMKINS Larry Simkins	Director

AUTHORIZED REPRESENTATIVE

Pursuant to the requirement of the Securities Act of 1933, the undersigned, the duly undersigned representative in the United States of Seaspan Corporation, has signed this Registration Statement in the City of Newark, State of Delaware, on April 13, 2018.

PUGLISI & ASSOCIATES

By:	/s/ Donald J. Puglisi
Name:	Donald J. Puglisi Authorized Representative in the United States